Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2019 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on March 5, 2020

Guangzhou, China, March 5, 2020 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter and Full Year 2019 Highlights

•

Total net revenue for the fourth quarter of 2019 increased by 12.4% year over year to RMB29.3 billion (US$4.2 billion) from RMB26.1 billion in the prior year period. Total net revenue for the full year of 2019 increased by 10.0% year over year to RMB93.0 billion (US$13.4 billion) from RMB84.5 billion in the prior year.

•

GMV[1] for the fourth quarter of 2019 increased by 14% year over year to RMB47.6 billion from RMB41.8 billion in the prior year period. GMV for the full year of 2019 increased by 13% year over year to RMB148.2 billion from RMB131.0 billion in the prior year[2].

•

Gross profit for the fourth quarter of 2019 increased by 30.0% year over year to RMB7.0 billion (US$1.0 billion) from RMB5.4 billion in the prior year period. Gross profit for the full year of 2019 increased by 21.2% year over year to RMB20.7 billion (US$3.0 billion) from RMB17.1 billion in the prior year.

•

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2019 increased by 111.4% year over year to RMB1.5 billion (US$209.1 million) from RMB688.7 million in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2019 increased by 88.7% year over year to RMB4.0 billion (US$577.0 million) from RMB2.1 billion in the prior year.

•

Non-GAAP net income attributable to Vipshop’s shareholders[3] for the fourth quarter of 2019 increased by 111.4% year over year to RMB1.9 billion (US$277.4 million) from RMB913.6 million in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2019 increased by 84.4% year over year to RMB5.0 billion (US$720.1 million) from RMB2.7 billion in the prior year.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, and Shan Shan Outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]	Including GMV generated by Shan Shan Outlets for the second half of 2019.
[3]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) goodwill impairment loss, (iii) impairment loss of investments, (iv) amortization of intangible assets resulting from business acquisitions, (v) tax effect of amortization of intangible assets resulting from business acquisitions, (vi) investment gain and revaluation of investments excluding dividends, (vii) tax effect of investment gain and revaluation of investments excluding dividends, and (viii) share of loss in investment of limited partnership that is accounted for as an equity method investee.

•

The number of active customers[4] for the fourth quarter of 2019 increased by 19% year over year to 38.6 million from 32.4 million in the prior year period. The number of active customers for the full year of 2019 increased by 14% year over year to 69.0 million from 60.5 million in the prior year.

•

Total orders[5] for the fourth quarter of 2019 increased by 24% year over year to 174.6 million from 140.3 million in the prior year period. Total orders for the full year of 2019 increased by 29% year over year to 566.3 million from 437.4 million in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are delighted to have finished the year of 2019 with strong financial results and operating performance. Specifically, our total active customers for the fourth quarter of 2019 maintained a robust year-over-year growth rate of 19%, and our annual active customers for the year of 2019 reached 69.0 million. During the fourth quarter of 2019, we discontinued our delivery unit operated by Pinjun, which has and will continue to save significant delivery cost for the Company. In addition, now our customers are able to enjoy the superior delivery services offered by SF Holding. Although our business is experiencing some short-term impact from the novel coronavirus outbreak, we are fully confident in the long-term potential of the Chinese economy and the growth opportunities in China’s discount retail segment. Looking ahead, we remain committed to the execution of our merchandising strategy, providing diversified solutions for our suppliers to monetize their inventory while offering deep value to our customers.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “In the fourth quarter of 2019, we delivered healthy topline growth and extraordinary profitability, even including one-time expenses related to the discontinuation of our delivery unit Pinjun. Our core business is highly profitable, driven by the high margin apparel category. During the fourth quarter of 2019, apparel-related categories contributed to over 70% of our total GMV. Going forward, we will continue to balance our top- and bottom-line, investing to grow our business while maintaining healthy margins.”

Fourth Quarter 2019 Financial Results

REVENUE

Total net revenue for the fourth quarter of 2019 increased by 12.4% year over year to RMB29.3 billion (US$4.2 billion) from RMB26.1 billion in the prior year period, primarily driven by the growth in the number of total active customers.

[4]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[5]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

GROSS PROFIT

Gross profit for the fourth quarter of 2019 increased by 30.0% year over year to RMB7.0 billion (US$1.0 billion) from RMB5.4 billion in the prior year period. Gross margin for the fourth quarter of 2019 increased to 23.9% from 20.6% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the fourth quarter of 2019 were RMB5.4 billion (US$771.3 million), as compared with RMB4.6 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the fourth quarter of 2019 were 18.3%, as compared with 17.5% in the prior year period, primarily attributable to one-time expenses related to the discontinuation of the Company’s delivery unit operated by Pinjun.

•

Fulfillment expenses for the fourth quarter of 2019 were RMB2.1 billion (US$294.9 million), as compared with RMB2.1 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the fourth quarter of 2019 decreased to 7.0% from 8.0% in the prior year period, primarily attributable to the change in fulfillment logistic arrangement.

•

Marketing expenses for the fourth quarter of 2019 decreased to RMB944.1 million (US$135.6 million) from RMB1.1 billion in the prior year period. As a percentage of total net revenue, marketing expenses for the fourth quarter of 2019 decreased to 3.2% from 4.3% in the prior year period.

•

Technology and content expenses for the fourth quarter of 2019 decreased to RMB362.2 million (US$52.0 million) from RMB533.2 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the fourth quarter of 2019 decreased to 1.2% from 2.0% in the prior year period.

•

General and administrative expenses for the fourth quarter of 2019 were RMB1.7 billion (US$248.8 million), as compared with RMB820.6 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the fourth quarter of 2019 were 5.9%, as compared with 3.1% in the prior year period, primarily attributable to a severance payment of RMB652.0 million (US$93.7 million) and other provision of assets of RMB154.2 million (US$22.1 million) related to the discontinuation of Pinjun, as well as an impairment of RMB200.2 million (US$28.8 million) related to the Company’s Tai’an and Hengyang warehouses.

•

Goodwill impairment loss for the fourth quarter of 2019 was RMB278.3 million (US$40.0 million), as compared with nil in the prior year period, primarily attributable to the goodwill write-down of Pinjun.

INCOME FROM OPERATIONS

Income from operations for the fourth quarter of 2019 increased by 76.9% year over year to RMB1.8 billion (US$255.0 million) from RMB1.0 billion in the prior year period. Operating margin for the fourth quarter of 2019 increased to 6.1% from 3.8% in the prior year period.

Non-GAAP income from operations6 for the fourth quarter of 2019, which excluded share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and goodwill impairment loss, increased by 93.7% year over year to RMB2.2 billion (US$311.1 million) from RMB1.1 billion in the prior year period. Non-GAAP operating income margin7 for the fourth quarter of 2019 increased to 7.4% from 4.3% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2019 increased by 111.4% year over year to RMB1.5 billion (US$209.1 million) from RMB688.7 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2019 increased to 5.0% from 2.6% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS8 for the fourth quarter of 2019 increased to RMB2.14 (US$0.31) from RMB1.00 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the fourth quarter of 2019, which excluded (i) share-based compensation expenses, (ii) goodwill impairment loss, (iii) impairment loss of investments, (iv) amortization of intangible assets resulting from business acquisitions, (v) tax effect of amortization of intangible assets resulting from business acquisitions, (vi) investment gain and revaluation of investments excluding dividends, (vii) tax effect of investment gain and revaluation of investments excluding dividends, and (viii) share of loss in investment of limited partnership that is accounted for as an equity method investee, increased by 111.4% year over year to RMB1.9 billion (US$277.4 million) from RMB913.6 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders9 for the fourth quarter of 2019 increased to 6.6% from 3.5% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS10 for the fourth quarter of 2019 increased to RMB2.84 (US$0.41) from RMB1.33 in the prior year period.

For the quarter ended December 31, 2019, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 679,882,040.

BALANCE SHEET AND CASH FLOW

As of December 31, 2019, the Company had cash and cash equivalents and restricted cash of RMB7.7 billion (US$1.1 billion) and short term investments of RMB3.1 billion (US$438.5 million).

[6]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and goodwill impairment loss.

[7]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[8]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[9]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[10]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended December 31, 2019, net cash from operating activities was RMB6.1 billion (US$875.0 million), and free cash flow11, a non-GAAP measurement of liquidity, was as follows:

For the three months ended	Dec 31, 2018 RMB’000	Dec 31, 2019 RMB’000	Dec 31, 2019 US$’000
Net cash from operating activities	5,855,701	6,091,889	875,045
Add: Net impact from Internet financing activities[12]	1,070,356	(1,231,955)	(176,959)
Less: Capital expenditures	(898,215)	(1,135,856)	(163,156)

Free cash inflow	6,027,842	3,724,078	534,930

Full Year 2019 Financial Results

Total net revenue for the full year of 2019 increased by 10.0% year over year to RMB93.0 billion (US$13.4 billion) from RMB84.5 billion in the prior year, primarily driven by the growth in the number of total active customers.

Gross profit for the full year of 2019 increased by 21.2% year over year to RMB20.7 billion (US$3.0 billion) from RMB17.1 billion in the prior year. Gross margin for the full year of 2019 increased to 22.2% from 20.2% in the prior year.

Income from operations for the full year of 2019 increased by 97.2% year over year to RMB4.8 billion (US$685.7 million) from RMB2.4 billion in the prior year. Operating margin for the full year of 2019 increased to 5.1% from 2.9% in the prior year.

Non-GAAP income from operations for the full year of 2019, which excluded share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and goodwill impairment loss, increased by 83.4% year over year to RMB5.8 billion (US$826.5 million) from RMB3.1 billion in the prior year. Non-GAAP operating income margin for the full year of 2019 increased to 6.2% from 3.7% in the prior year.

Net income attributable to Vipshop’s shareholders for the full year of 2019 increased by 88.7% year over year to RMB4.0 billion (US$577.0 million) from RMB2.1 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2019 increased to 4.3% from 2.5% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2019 increased to RMB5.92 (US$0.85) from RMB3.12 in the prior year.

[11]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

[12]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2019, which excluded (i) share-based compensation expenses, (ii) goodwill impairment loss, (iii) impairment loss of investments, (iv) amortization of intangible assets resulting from business acquisitions, (v) tax effect of amortization of intangible assets resulting from business acquisitions, (vi) investment gain and revaluation of investments excluding dividends, (vii) tax effect of investment gain and revaluation of investments excluding dividends, and (viii) share of loss in investment of limited partnership that is accounted for as an equity method investee, increased by 84.4% year over year to RMB5.0 billion (US$720.1 million) from RMB2.7 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2019 increased to 5.4% from 3.2% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2019 increased to RMB7.38 (US$1.06) from RMB3.96 in the prior year.

For the full year of 2019, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 680,407,073.

For the full year of 2019, net cash from operating activities was RMB12.3 billion (US$1.8 billion), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended	Dec 31, 2018 RMB’000	Dec 31, 2019 RMB’000	Dec 31, 2019 US$’000
Net cash from operating activities	5,745,748	12,290,183	1,765,374
Add: Net impact from Internet financing activities[12]	393,393	(5,542,083)	(796,070)
Less: Capital expenditures	(3,593,960)	(4,277,673)	(614,449)

Free cash inflow	2,545,181	2,470,427	354,855

Business Outlook

For the first quarter of 2020, the Company expects its total net revenue to be between RMB17.1 billion and RMB18.1 billion, representing a year-over-year decline of approximately 15% to 20%, primarily factoring in the short-term impact from the novel coronavirus outbreak. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Recent Development

In January 2020, the compensation committee of the Company approved to grant, and the Company granted, each of Mr. Eric Shen, the Company’s Chairman and Chief Executive Officer, and Mr. Arthur Hong, the Company’s Vice Chairman and Chief Operating Officer, an option to purchase 2,681,894 Class A ordinary shares. Both grants will vest over a six-year period, and their exercise price is US$66.85 per share, or US$13.37 per ADS. The Company is still in the process of evaluating the fair value of the option, which will be recognized in share-based compensation expenses over a six-year period.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the effective noon buying rate on December 31, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2019, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, March 5, 2020 at 7:30 am Eastern Time or 8:30 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year of 2019.

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
Mainland China Domestic:	400-6208-038
Hong Kong:	+852-3018-6771
Conference ID:	#4459945

The replay will be accessible through March 13, 2020 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#4459945

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) goodwill impairment loss, (iii) impairment loss of investments, (iv) amortization of intangible assets resulting from business acquisitions, (v) tax effect of amortization of intangible assets resulting from business acquisitions, (vi) investment gain and revaluation of investments excluding dividends, (vii) tax effect of investment gain and revaluation of investments excluding dividends, and (viii) share of loss in investment of limited partnership that is accounted for as an equity method investee. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and goodwill impairment loss. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) goodwill impairment loss, (c) impairment loss of investments, (d) amortization of intangible assets resulting from business acquisitions, (e) investment gain and revaluation of investments excluding dividends, and (f) share of loss in investment of limited partnership that is accounted for as an equity method investee adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) goodwill impairment loss, (3) impairment loss of investments, (4) amortization of intangible assets resulting from business acquisitions, (5) investment gain and revaluation of investments excluding dividends, and (6) share of loss in investment of limited partnership that is accounted for as an equity method investee. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Product revenues	25,010,940	28,062,306	4,030,898	81,510,275	88,721,311	12,744,019
Other revenues (1)	1,072,422	1,256,798	180,528	3,013,673	4,273,107	613,793

Total net revenues	26,083,362	29,319,104	4,211,426	84,523,948	92,994,418	13,357,812

Cost of revenues	(20,699,018)	(22,318,374)	(3,205,834)	(67,454,981)	(72,314,190)	(10,387,283)

Gross profit	5,384,344	7,000,730	1,005,592	17,068,967	20,680,228	2,970,529

Operating expenses:
Fulfillment expenses (2)	(2,095,750)	(2,052,916)	(294,883)	(7,489,393)	(7,317,706)	(1,051,123)
Marketing expenses	(1,117,081)	(944,100)	(135,612)	(3,240,450)	(3,323,927)	(477,452)
Technology and content expenses	(533,162)	(362,160)	(52,021)	(2,000,894)	(1,568,107)	(225,244)
General and administrative expenses (3)	(820,649)	(1,732,020)	(248,789)	(2,674,179)	(4,064,264)	(583,795)
Goodwill impairment loss	0	(278,263)	(39,970)	0	(278,263)	(39,970)

Total operating expenses	(4,566,642)	(5,369,459)	(771,275)	(15,404,916)	(16,552,267)	(2,377,584)

Other operating income	185,732	144,162	20,708	757,062	645,413	92,708

Income from operations	1,003,434	1,775,433	255,025	2,421,113	4,773,374	685,653
Investment gain and revaluation of investments	(27,876)	(30,529)	(4,385)	191,842	166,932	23,978
Impairment loss of investments	(20,073)	(43,973)	(6,316)	(20,073)	(127,589)	(18,327)
Interest expense	(38,011)	(14,740)	(2,117)	(159,744)	(86,004)	(12,354)
Interest income	70,606	70,287	10,096	242,872	217,027	31,174
Foreign exchange loss	(1,931)	(35,162)	(5,051)	71,065	(935)	(134)

Income before income tax expense and share of gain (loss) of equity method investees	986,149	1,721,316	247,252	2,747,075	4,942,805	709,990
Income tax expenses (4)	(231,837)	(313,802)	(45,075)	(566,604)	(983,554)	(141,279)
Share of (loss) gain of equity method investees	(60,320)	2,488	358	(46,999)	27,182	3,904

Net income	693,992	1,410,002	202,535	2,133,472	3,986,433	572,615
Net (loss) gain attributable to non-controlling interests	(5,325)	45,556	6,544	(4,685)	30,399	4,367

Net income attributable to Vipshop’s shareholders	688,667	1,455,558	209,079	2,128,787	4,016,832	576,982
Shares used in calculating earnings per share (5):
Weighted average number of Class A and Class B ordinary shares:
—Basic	132,797,122	133,954,320	133,954,320	132,266,157	133,524,129	133,524,129
—Diluted	140,082,697	135,976,408	135,976,408	140,083,610	136,081,415	136,081,415
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	5.19	10.87	1.56	16.09	30.08	4.32
Net income attributable to Vipshop’s shareholders—Diluted	5.02	10.70	1.54	15.61	29.58	4.25
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.04	2.17	0.31	3.22	6.02	0.86
Net income attributable to Vipshop’s shareholders—Diluted	1.00	2.14	0.31	3.12	5.92	0.85

(1)   Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.29 billion and RMB 1.36 billion in the three month periods ended December 31, 2018 and December 31, 2019, respectively.

(3)   General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 0.6 million and RMB 13.0 million in the three month periods ended December 31, 2018 and December 31, 2019, respectively.

(4)   Income tax expenses include income tax benefits of RMB 0.2 million and RMB 4.5 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three month periods ended December 31, 2018 and December 31, 2019, respectively.

(5)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(1)   Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 4.50 billion and RMB 4.63 billion in the twelve month periods ended December 31, 2018 and 2019, respectively.

(3)   General and administrative expenses include amortization of intangible assets resulting from a business acquisition, which amounted to RMB 45.9 million and RMB 14.5 million in the twelve months period ended December 31, 2018 and December 31, 2019, respectively.

(4)   Income tax expenses include income tax benefits of RMB 11 million and RMB 5.6 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the twelve months period ended December 31, 2018 and December 31, 2019, respectively.

(5)   Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	11,720	24,044	3,454	73,151	112,683	16,186
Marketing expenses	6,888	1,725	248	41,063	35,038	5,033
Technology and content expenses	25,373	8,098	1,163	203,594	180,493	25,926
General and administrative expenses	70,087	65,315	9,382	353,402	359,869	51,692

Total	114,068	99,182	14,247	671,210	688,083	98,837

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,540,556	6,573,808	944,268
Restricted cash	497,916	1,145,477	164,537
Short term investments	2,321,244	3,052,726	438,497
Accounts receivable, net	5,674,731	1,295,766	186,125
Amounts due from related parties	17,475	47,964	6,890
Other receivables and prepayments, net	3,594,736	2,897,893	416,256
Loan receivables, net	310,873	306,115	43,971
Inventories	5,368,106	7,708,292	1,107,227

Total current assets	27,325,637	23,028,041	3,307,771

NON-CURRENT ASSETS
Property and equipment, net	8,531,483	11,256,810	1,616,940
Deposits for property and equipment	176,556	101,800	14,623
Land use rights, net	3,885,578	5,541,108	795,930
Intangible assets, net	353,108	337,310	48,452
Investment in equity method investees	667,427	3,112,952	447,148
Other investments	1,470,551	2,002,756	287,678
Other long-term assets	396,447	608,073	87,344
Amounts due from related party-non current	0	102,000	14,651
Goodwill	367,106	236,711	34,001
Deferred tax assets, net	388,770	539,561	77,503
Operating lease right-of-use assets(1)	0	1,715,556	246,424

Total non-current assets	16,237,026	25,554,637	3,670,694

TOTAL ASSETS	43,562,663	48,582,678	6,978,465

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,343,160	1,093,645	157,092
Accounts payable	11,630,172	13,792,200	1,981,126
Advance from customers	1,473,134	1,233,165	177,133
Accrued expenses and other current liabilities	5,512,605	6,534,575	938,633
Amounts due to related parties	323,108	532,788	76,530
Deferred income	367,512	405,994	58,317
Securitization debt	969,000	0	0
Convertible senior notes	4,327,268	0	0
Operating lease liabilities(1)	0	333,268	47,871

Total current liabilities	25,945,959	23,925,635	3,436,702

NON-CURRENT LIABILITIES
Long term loans	0	64,515	9,267
Deferred tax liability	4,960	165,098	23,715
Deferred income-non current	400,951	782,068	112,337
Operating lease liabilities(1)	0	1,395,665	200,475

Total non-current liabilities	405,911	2,407,346	345,794

TOTAL LIABILITIES	26,351,870	26,332,981	3,782,496

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 116,395,883 and 117,584,362 shares issued and outstanding as of December 31, 2018 and December 31,2019, respectively)	75	76	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2018 and December 31,2019, respectively)	11	11	2
Additional paid-in capital	9,385,216	9,959,497	1,430,592
Retained earnings	7,907,396	11,924,228	1,712,808
Accumulated other comprehensive loss	(30,883)	(56,656)	(8,138)
Non-controlling interests	(51,022)	422,541	60,694

Total shareholders’ equity	17,210,793	22,249,697	3,195,969

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	43,562,663	48,582,678	6,978,465

(1)

On January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)” and associated ASUs related to Topic 842 using the modified retrospective transition, under which the new standard was applied to leases existing at the date of initial adoption, and prior periods were not restated.

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	1,003,434	1,775,433	255,025	2,421,113	4,773,374	685,653
Share-based compensation expenses	114,068	99,182	14,247	671,210	688,083	98,837
Goodwill impairment loss	—	278,263	39,970	—	278,263	39,970
Amortization of intangible assets resulting from business acquisitions	607	13,032	1,872	45,876	14,468	2,078

Non-GAAP income from operations	1,118,109	2,165,910	311,114	3,138,199	5,754,188	826,538

Net income	693,992	1,410,002	202,535	2,133,472	3,986,433	572,615
Share-based compensation expenses	114,068	99,182	14,247	671,210	688,083	98,837
Goodwill impairment loss	—	278,263	39,970	—	278,263	39,970
Impairment loss in investments	20,073	43,973	6,316	20,073	127,589	18,327
Investment gain and revaluation of investments excluding dividends	27,876	39,998	5,745	(191,842)	(155,390)	(22,320)
Share of loss in investment of limited partnership that is accounted for as an equity method investee	62,482	28,459	4,088	52,797	41,707	5,991
Tax effect of investment gain and revaluation of investments excluding dividends	0	(6,483)	(931)	9,967	22,588	3,245
Amortization of intangible assets resulting from business acquisitions	613	13,032	1,872	45,881	14,468	2,078
Tax effect of amortization of intangible assets resulting from business acquisitions	(152)	(3,258)	(468)	(11,469)	(3,617)	(520)

Non-GAAP net income	918,952	1,903,168	273,374	2,730,089	5,000,124	718,223

Net income attributable to Vipshop’s shareholders	688,667	1,455,558	209,079	2,128,787	4,016,832	576,982
Share-based compensation expenses	114,068	99,182	14,247	671,210	688,083	98,837
Goodwill impairment loss	—	261,259	37,527	—	261,259	37,527
Impairment loss in investments	20,073	43,973	6,316	20,073	127,589	18,327
Investment gain and revaluation of investments excluding dividends	27,876	39,998	5,745	(191,842)	(155,390)	(22,320)
Share of loss in investment of limited partnership that is accounted for as an equity method investee	62,482	28,459	4,088	52,797	41,707	5,991
Tax effect of investment gain and revaluation of investments excluding dividends	0	(6,483)	(931)	9,967	22,588	3,245
Amortization of intangible assets resulting from business acquisitions	603	12,639	1,815	37,371	14,045	2,018
Tax effect of amortization of intangible assets resulting from business acquisitions	(149)	(3,160)	(454)	(9,341)	(3,511)	(504)

Non-GAAP net income attributable to Vipshop’s shareholders	913,620	1,931,425	277,432	2,719,022	5,013,202	720,103

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	132,797,122	133,954,320	133,954,320	132,266,157	133,524,129	133,524,129
—Diluted	140,082,697	135,976,408	135,976,408	140,083,610	136,081,415	136,081,415
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	6.88	14.42	2.07	20.56	37.55	5.39
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	6.63	14.20	2.04	19.82	36.91	5.30
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.38	2.88	0.41	4.11	7.51	1.08
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.33	2.84	0.41	3.96	7.38	1.06